UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Bardin Hill Investment Partners LP
477 Madison Avenue, 8th Floor
New York, New York 10022
212-303-9400

With copies to:
Jackie Cohen
Weil Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

May 17, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Halcyon Mount Bonnell Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,641,178 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
2,641,178 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,641,178 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.40% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HCN LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,258,126 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
4,258,126 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,258,126 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.87% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HCN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,258,126* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,258,126 * (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,258,126 * (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.87%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes shares owned by HCN LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Halcyon Energy, Power and Infrastructure Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,741,349 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
1,741,349 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,741,349 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.59% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (see Item 5)

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Series of HDML Fund I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
724,915 (see Item 5)

	8	SHARED VOTING POWER
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER
724,915 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
724,915 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.66% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bardin Hill Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
3,502,804* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
3,502,804* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,502,804* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.49%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Includes shares owned by First Series of HDML Fund I LLC, Halcyon Mount Bonnell Fund L.P. and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bardin Hill Event-Driven Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
136,711 (see Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
136,711 (see Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,711 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.41% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Avinash Kripalani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,502,279* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,502,279* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,502,279* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jason Dillow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
9,502,279* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
9,502,279* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,502,279* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kevah Konner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
9,502,279* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
9,502,279* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,502,279* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John Greene

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
9,502,279* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
9,502,279* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,502,279* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pratik Desai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
9,502,279* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
9,502,279* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,502,279* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

Schedule 13D
CUSIP No. 65342K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bardin Hill Investment Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
9,502,279* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
9,502,279* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,502,279* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.61%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Bardin Hill Event-Driven Master Fund LP.

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

The terms “Halcyon Preferred Participants,” “Preferred Shares” and “Warrants,” and as originally defined in Amendment No. 4, are hereinafter defined as “Bardin Hill Preferred Participants,” “Series A Preferred Shares” and “Series A Warrants,” respectively.

Series B Preferred Shares and Warrants

On May 17, 2019, Bardin Hill Preferred Participants entered into the Series B Convertible Preferred Stock Purchase Agreement, dated as of May 17, 2019 (the “Series B Purchase Agreement”),with the Issuer pursuant to which the Issuer agreed to sell, and the Bardin Hill Preferred Participants agreed to purchase, in the aggregate, (i) 3,366 shares of Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred Shares”), including 66 shares of Series B Preferred Shares as an origination fee, with the rights and obligations as set forth in the Certificate of Designations of Series B Convertible Preferred Stock of the Issuer, dated as of September 28, 2018 (the “Series B Certificate of Designations”), and (ii) associated warrants (the “Series B Warrants”), in an amount to be determined based on a formula specified under, and with rights and obligations as set forth in, the Warrant Agreement in the form which is attached to this Amendment No. 8 as Exhibit 13 (the “Warrant Agreement”).  Pursuant to the Series B Purchase Agreement, the Series B Preferred Shares and the Series B Warrants may not be transferred except to (i) affiliates or (ii) third parties upon the consent of the Issuer, which consent will not be unreasonably withheld or delayed. The transactions contemplated by the Series B Purchase Agreement are expected to close on or before May 24, 2019 (the “Closing Date”).

The Issuer has the option to convert all, but not less than all, of the Series B Preferred Shares into Shares at a conversion price of $7.50 per share, subject to adjustments, as specified in the Series B Certificate of Designations, on any date on which the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments and certain terms and conditions.  In addition, the Issuer must convert all of the Preferred Series B Shares into Shares at a conversion price of $7.50, subject to adjustments, on the earlier of (i) 10 Business Days following a FID Event (as defined in the Series B Certificate of Designations) and (ii) the tenth anniversary of the Closing Date in each case, subject to adjustments as specified in the Series B Certificate of Designations.

Pursuant to the Series B Certificate of Designations, each holder of outstanding Series B Preferred Shares is entitled to vote with the holders of outstanding Shares, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration (whether at a meeting of stockholders of the Issuer, by written action of stockholders in lieu of a meeting or otherwise), except as provided by law.  In any such vote, the Series B Certificate of Designations provides that each outstanding Series B Preferred Share is entitled to a number of votes equal to the amount of whole Shares into which the Series B Shares in the aggregate is convertible as if such share of Series B Preferred Shares was converted at “market value” on the date the Series B Preferred Share was issued as of the record date for the meeting of stockholders or such vote or written consent. In addition, the Issuer will pay dividends on the Series B Shares and such dividends will be cumulative and accrue at a rate of 12% per annum on their then existing Series B Liquidation Preference (as defined in the Series B Certificate of Designations) and will be payable in cash or in-kind quarterly, at the Issuer’s option and subject to the terms and conditions set forth in the Series B Certificate of Designations.  The Series B Preferred Shares will also participate, on an as-converted basis, in any dividends paid to the holders of Shares.

Pursuant to the Form of Warrant Agreement, the Series B Warrants to be issued to the Bardin Hill Preferred Participants represent the right to acquire a number of Shares, determined by a formula specified in the Form of Warrant Agreement, on the exercise date, at an exercise price of $0.01 per share, subject to adjustments.  The Series B Warrants may be exercised by the holder only on the third anniversary of the Closing Date.  The Issuer can force a mandatory exercise of the Series B Warrants prior to such date if the volume weighted average trading price of Shares for each trading day during any 60 of the prior 90 trading days is equal to or greater than 175% of $7.50 per share, subject to adjustments as specified in the Warrant Agreement.

Registration Rights Agreement

In connection with the Series B Purchase Agreement, the Issuer and certain of the Reporting Persons will enter into a registration rights agreement, the form of which is attached to this Amendment No. 8 as Exhibit 14 (the “Form of Registration Rights Agreement”), which provides for demand and piggy-back registration rights covering the Shares underlying the Series B Preferred Shares and the Series B Warrants.

Purchaser Rights Agreement

In connection with the Series B Purchase Agreement, the Issuer and the Preferred Participants will enter into a purchaser rights agreement, the form of which is attached to this Amendment No. 8 as Exhibit 15 (the “Purchaser Rights Agreement”).  Pursuant to the Purchaser Rights Agreement, the Preferred Participants will have a right of first refusal to purchase any project-level equity or equity-linked securities (including, without limitation, preferred equity, combinations of equity or any other instruments or forms of equity capital) issued to finance the development, construction, commissioning and/or operation of the Company’s Rio Grande LNG facility to be located on the U.S. Gulf Coast (the “Project”) as will be provided under the Purchaser Rights Agreement. The project equity rights are subject to certain transfer restrictions. In addition, pursuant to the Purchaser Rights Agreement, the Series B Preferred Participants, prior to an FID Event (as defined in the Purchaser Rights Agreement), will have the right to purchase their pro rata share of any future issuance of shares of Series C Preferred Stock of the Issuer in accordance with the terms of the Purchaser Rights Agreement.

The foregoing descriptions are summaries and are qualified in their entirety by reference to the Series B Stock Purchase Agreement, the Form of Warrant Agreement, the Series B Certificate of Designations, the Form of Registration Rights Agreement and Form of Purchaser Rights Agreement, which are attached to the Statement as Exhibits 11, 12, 13, 14 and 15, respectively, and are incorporated herein by such reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 8, as of May 17, 2019, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of May 17, 2019, assuming as if the Series A Preferred Shares and Series A Warrants beneficially owned by the Reporting Persons that directly owns preferred shares of the Issuer were convertible or exercisable, as the case may be, as of such date.

(a) and (b)

As of May 17, 2019, the Reporting Persons beneficially own, in the aggregate 9,502,279 Shares, comprised of 9,124,681 Shares and 377,598 Shares issuable upon (i) conversion of 1,809 Series A Preferred Shares and (ii) the exercise of 28,898 Series A Warrants and 107,500 warrants owned by Bardin Hill Master Fund that are currently exercisable at an exercise price of $11.50 per Share (“Initial Warrants”), which together represent approximately 8.61% of outstanding Shares (based on (i) 109,979,473 outstanding Shares outstanding at May 3, 2019, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (the “First Quarter 10-Q”) filed with the SEC on May 7, 2019 plus (ii) the number of Shares issuable upon the conversion of the Series A Preferred Shares and the exercise of the Initial Warrants and the Series A Warrants).

As of the date hereof: Mount Bonnell directly owns 2,641,178 Shares, which represents approximately 2.40% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the Third Quarter 10-Q); HDML directly owns 724,915 Shares, comprised of 647,713 Shares and 77,202 Shares issuable upon (i) conversion of 517 Series A Preferred Shares (including 8 Series A Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations) and (ii) the exercise of 8,269 Series A Warrants, which together represent approximately 0.66% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Series A Preferred Shares and the exercise of the Series A Warrants held by HDML); HCN directly owns 4,258,126 Shares, comprised of 4,090,196 Shares and 167,930 Shares issuable upon (i) conversion of 1,125 Series A Preferred Shares (including 18 Series A Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations) and (ii) the exercise of 17,930 Series A Warrants, which together represent approximately 3.87% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Series A Preferred Shares and the exercise of the Series A Warrants held by HCN); HEPI directly owns 1,741,349 Shares, which represents approximately 1.58% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q); and Bardin Hill Master Fund directly owns 136,711 Shares, comprised of 4,245 Shares and 132,466 Shares issuable upon (i) conversion of 167 Series A Preferred Shares (including 2 Series A Preferred Shares issuable as a dividend under Section 3 of the Certificate of Designations), (ii) the exercise of 2,699 Series A Warrants and (iii) the exercise of 107,500 Initial Warrants, which together represent approximately 0.12% of the Issuer’s outstanding Shares (based on 109,979,473 outstanding Shares as reported in the First Quarter 10-Q, plus the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants and Initial Warrants held by Bardin Hill Master Fund).

Bardin Hill GP is the general partner of Mount Bonnell and Bardin Hill Master Fund and the investment member of HDML. HCN GP is the general partner of HCN. Bardin Hill Partners is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML.  Investment decisions of Bardin Hill Partners are made by a four-person committee, including Jason Dillow, Kevah Konner, John Greene and Pratik Desai, each of whom has individual decision-making authority. Jason Dillow is CEO of Bardin Hill Partners.  Avinash Kripalani is a Managing Principal at Bardin Hill Partners.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Statement.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

11 – Series B Convertible Stock Purchase Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2019).

12 – Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

13 – Form of Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

14 – Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

15 – Form of Purchaser Rights Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

16* – Joint Filing Agreement as required by Rule 13d-1(K)(1) under the Exchange Act.
____________
* Filed herewith.

Exhibit List

11 – Series B Convertible Stock Purchase Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 20, 2019).

12 – Certificate of Designations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2018).

13 – Form of Warrant Agreement (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

14 – Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

15 – Form of Purchaser Rights Agreement (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 20, 2019).

16* – Joint Filing Agreement as required by Rule 13d-1(K)(1) under the Exchange Act.
____________
* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2019	Halcyon Mount Bonnell Fund LP

By: Bardin Hill Investment Partners LP, its Manager

	/s/ Suzanne McDermott	/s/ John Freese
	Name: Suzanne McDermott	Name: John Freese
	Title: Chief Compliance Officer	Title: Deputy General Counsel

	May 21, 2019	May 21, 2019
	Date	Date

Bardin Hill Fund GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 21, 2019	May 21, 2019
Date	Date

HCN LP
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 21, 2019	May 21, 2019
Date	Date

HCN GP LLC

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 21, 2019	May 21, 2019
Date	Date

Halcyon Energy, Power and Infrastructure Capital Holdings LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 21, 2019	May 21, 2019
Date	Date

First Series of HDML Fund I LLC
By: Bardin Hill Investment Partners LP, its Manager

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 21, 2019	May 21, 2019
Date	Date

Bardin Hill Event-Driven Master Fund LP
By: Bardin Hill Fund GP LLC, its General Partner

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 21, 2019	May 21, 2019
Date	Date

Bardin Hill Investment Partners LP

/s/ Suzanne McDermott	/s/ John Freese
Name: Suzanne McDermott	Name: John Freese
Title: Chief Compliance Officer	Title: Deputy General Counsel

May 21, 2019	May 21, 2019
Date	Date

/s/ Avinash Kripalani
Name:	Avinash Kripalani

May 21, 2019
Date

/s/ Jason Dillow
Name:	Jason Dillow

May 21, 2019
Date

/s/ Kevah Konner
Name:	Kevah Konner

May 21, 2019
Date

/s/ John Greene
Name:	John Greene

May 21, 2019
Date

/s/ Pratik Desai
Name:	Pratik Desai

May 21, 2019
Date